[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 28, 2017

Trace W. Rakestraw

Staff Attorney

David Manion

Staff Accountant

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	XAI Octagon Floating Rate Income & Credit Alternative Trust
(File Nos. 333-217196 and 811-23247)

Dear Mr. Rakestraw:

Thank you for your telephonic comments received May 5, 2017, regarding Pre-Effective Amendment No. 1 to the registration statement on Form N-2 (the “Registration Statement”) filed by XAI Octagon Floating Rate Income & Credit Alternative Trust (the “Trust”) on July 18, 2017. We have considered your comments to the Registration Statement and, on behalf of the Trust, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement, which the Trust intends to file on or about the date hereof and will be marked to show all changes made since the filing of Pre-Effective Amendment No. 1 to the Registration Statement.

General

Comment 1:	Confirm that audited seed financials, the auditor’s report with respect to such financials and an auditor consent will be filed in a subsequent pre-effective amendment.

Response 1:	The Trust confirms that a subsequent pre-effective amendment to the Registration Statement will contain audited seed financials, the auditor’s report with respect to such financials and an auditor’s consent.

Comment 2:	Disclose whether organizational and offering expenses borne by the Adviser are subject to recoupment from the Trust.

Response 2:

The Trust confirms that organizational and offering expenses borne by the Adviser are not subject to recoupment from the Trust. The Trust notes that disclosure to this effect is included in footnote 3 on the inside cover page,

1

footnote 2 to the Expense Table and under the heading “Management of the Fund—Expenses.” The Trust has also added disclosure under “Prospectus Summary—The Offering.”

Comment 3:	In the Expense Table, the Investor Support and Secondary Market Support Services Fee should be shown as a percentage of net assets. If necessary, revise the total annual expenses and expense example accordingly.

Response 3:	The Trust has corrected the typographical error in the line item for Investor Support and Secondary Market Support Services Fee. The Trust confirms that the line item for Total Annual Expenses, and the corresponding Expense Example, were correct despite the foregoing typographical error.

Comment 4:	In footnote 7 to the Expense Table, disclose the termination date of the Investor Support and Secondary Market Support Services Fee Agreement.

Response 4:	The Trust has added the requested disclosure.

Comment 5:	Add disclosure to the effect that the Trust should not be confused with a so called “target date” or “lifecycle” fund whose asset allocation becomes more conservative over time as the fund’s target date, often associated with retirement, approaches, and does not typically terminate upon the target date.

Response 5:	The Trust has added the requested disclosure.

Comment 6:	Will the Trust do any portfolio positioning in advance of the liquidation date. If so, add disclosure regarding such portfolio positioning.

Response 6:	While the Trust does not have any pre-existing plans regarding re-positioning the portfolio in advance of the liquidation date, as disclosed in the Prospectus the Trust may begin liquidating all or a portion of the Trust’s portfolio. The Trust has added addition disclosure regarding the types of actions the Trust may take in this period.

Comment 7:	Include disclosure that the distribution of the Trust’s net assets upon liquidation is not backed or otherwise guaranteed by XAI and/or Octagon.

Response 7:	The Trust has added the requested disclosure.

Comment 8:	Is there a wind down period? If so, add disclosure regarding such wind down period, including that during such period the Trust may deviate from its 80% policy and may not achieve its investment objective.

Response 8:

As noted in Response #6, the Prospectus currently states that “Beginning one year before the Termination Date (the “wind-down period”), the Trust may begin liquidating all or a portion of the Trust’s portfolio…” The Trust has added additional disclosure as requested.

Comment 9:	Does the Trust plan to retain a portion of net investment income or capital gains to enable it to pay out initial net asset value at liquidation?

Response 9:	The Trust’s objective is not to pay out initial net asset value at liquidation and therefore does not intend to retain a portion of net investment income or capital gains to enable it to pay out initial net asset value.

Comment 10:	Add disclosure to distinguish the Trust from a “target term” fund that seeks to return initial net asset value at liquidation.

Response 10:	The Trust has added the requested disclosure.

Comment 11:	Does the Trust limit its investments to instruments with a maturity date before the Termination Date? If so, disclose that policy. If not, add disclosure to the risks section that the Trust may have to sell such instruments at liquidations and such sales may be at unfavorable prices.

Response 11:	As noted above, the Trust is not a “target term” fund and does not seek to pay out initial net asset value at liquidation. Therefore, the Trust does not limit its investments to instruments with a maturity date before the Termination Date. The Trust has added corresponding risk disclosure.

Comment 12:	The expense table indicates that there are no Dividend Reinvestment Plan fees, but subsequent disclosure states that investors who sell shares out of their dividend reinvestment plan account may incur transaction fees. Revise as necessary to reconcile these statements.

Response 12:	The Trust has revised disclosure under the heading “Dividend Reinvestment Plan” to delete references to the sales fee and per share fee. Plan participants will incur only brokerage charges.

Comment 13:	In footnote 10 to the Expense Table, disclose who can terminate the expense waiver agreement.

Response 13:	The Trust has added the requested disclosure.

Comment 14:	With respect to the recoupment of waived or reimbursed fees or expenses, confirm that the recoupment period is three years from the time of waiver or reimbursement.

Response 14:	The Trust confirms that the recoupment period is three years from the time of waiver or reimbursement and has added clarifying disclosure.

Comment 15:

In the “Use of Proceeds” section, disclose how long it is expected to take for the Trust to be invested in accordance with its desired asset allocations. Confirm that if the Trust is not invested in accordance with its investment policies within six months, the Trust will seek shareholder approval to change its investment policies.

Response 15:	The Trust expects to be invested in accordance with its target portfolio allocations within four months after completion of the offering and has added the requested disclosure.

As noted in the “Use of Proceeds” section, the Trust expects to be fully invested in accordance with its investment policies within three months after the completion of the offering, although it may take longer to achieve the desired allocations to specific categories of credit instruments. However, the Trust confirms that if the Trust is not invested in accordance with its investment policies within six months, the Trust will seek shareholder approval to change its investment policies.

Comment 16:	Explain supplementally why CLO subordinated notes are included in the Trust’s policy of investing at least 80% of its assets in floating rate instruments. Disclosure whether CLO subordinated notes offer the interest rate protection associated with other floating rate securities.

Response 16:	In describing floating rate instruments, the Trust states that “floating rate credit instruments have floating or variable interest rates, and include floating rate instruments the interest rates of which vary periodically based upon, or inverse to, a benchmark indicator of prevailing interest rates.” The Trust believes it is appropriate to include CLO subordinated notes within the Trust’s 80% policy because the income received from CLO subordinated notes is variable. CLO subordinated notes do not have a fixed coupon. Instead, holders of CLO subordinated notes receive any residual cash flow from the CLO’s assets, after all senior tranches, and fees and expenses, have been paid. Senior CLO tranches generally pay coupons calculated as a spread over LIBOR; for which LIBOR is reset quarterly. The collateral underlying the CLO also generally pays interest based on a spread over a floating reference rate (usually LIBOR). While the reference rate may be subject to a floor, so long as LIBOR remains above the respective floor, the residual spread (i.e. the difference between income received on the CLO’s assets and the financing costs of the senior CLO tranches) paid to CLO subordinated notes increases as interest rates rise. Thus, as interest rates vary, the income received from CLO subordinated notes may vary significantly. The Trust has added disclosure regarding the interest rate protection associated with CLO subordinated notes.

Comment 17:	The Prospectus states that the Trust has no present intention to issue preferred shares. Confirm if the Trust plans to issue preferred shares in the first twelve months.

Response 17:	The Trust confirms that it has no intention to issue preferred shares in the first twelve months.

Comment 18:	Modify the caption of the chart showing the subadivsory fee rates to say “Percentage of Advisory Fee.”

Response 18:	The Trust has made the requested revision.

Comment 19:	Include the date of the period of the shareholder report that will include the discussion of the board’s consideration of the investment advisory agreements.

Response 19:	The Trust has made the requested revision.

Comment 20:	Does the Trust have any current plan to repurchase Common Shares prior to the occurrence of a liquidation or Eligible Tender Offer?

Response 20:	The Trust confirms that it has no intention to conduct such repurchases of Common Shares.

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Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy